EXHIBIT 7.03
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     EGL [Logo]
Eagle Global Logistics                                    World Headquarters
                                                          15350 Vickery Drive
                                                          Houston, TX  77032

                                                                  Mike Slaughter
                                                          Vice President Finance
                                                                    281-618-3428

                                                                    NEWS RELEASE
--------------------------------------------------------------------------------
FOR IMMEDIATE RELEASE
TUESDAY JANUARY 2, 2007

   EGL, INC. ANNOUNCES RECEIPT OF "GOING PRIVATE" PROPOSAL AT $36.00 PER SHARE

HOUSTON, JANUARY 2, 2007 - EGL, INC. (NASDAQ: EAGL) today announced that its board of directors has received a letter from James R. Crane, the Company's largest shareholder, Chief Executive Officer and Chairman of the Board and General Atlantic LLC, that he and General Atlantic LLC propose to acquire all of the outstanding equity interests of the Company for $36.00 per share in cash. A copy of the text of the proposal letter is set forth below in this press release. Mr. Crane presently beneficially owns approximately 18% of the Company's outstanding common stock.

The Company's Board of Directors has formed a Special Committee of independent directors to review and evaluate the proposal, consistent with its fiduciary duties. The committee has engaged independent legal counsel and will engage independent financial advisors to assist it with its work. The Board of Directors cautions the Company's stockholders and others considering trading in its securities that it has only received the proposal and that no decisions have been made by the Board of Directors with respect to the Company's response to the proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.

The Company and its dedicated employees remain focused on our customers and business as usual, delivering superior service to our customers and creating value for our shareholders.

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Founded in 1984, Houston-based EGL, Inc. operates under the name EGL Eagle
Global Logistics. EGL is a leading global transportation, supply chain management and information services company dedicated to providing superior flexibility and fewer shipping restrictions on a price competitive basis. With 2005 revenues of $3.1 billion, EGL's services include air and ocean freight forwarding, customs brokerage, local pickup and delivery service, materials management, warehousing, trade facilitation and procurement, and integrated logistics and supply chain management services. The company's shares are traded on the NASDAQ Global Select Market under the symbol "EAGL".

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                              CAUTIONARY STATEMENTS

The statements in this press release (and statements in the conference call referred to above) regarding projected revenue growth, profitability and earnings per share (including guidance), capital expenditure levels, growth opportunities, yield improvement, increased efficiencies, improvements in operating and financial systems, effective tax rates, our ability to pass-through fuel costs, expected insurance recoveries, stock repurchases, the results of government investigations and other statements that are not historical facts, are forward looking statements. These statements involve risks and uncertainties including, but not limited to, our ability to manage and continue growth, risks associated with operating in international markets, events impacting the volume of international trade, our ability to comply with rules relating to the performance of U.S. government contracts, fuel shortages and price volatility of fuel, seasonal trends in our business, currency devaluations and fluctuations in foreign markets, our effective income tax rate, our ability to upgrade our information technology systems, protecting our intellectual property rights, heightened global security measures, availability

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of cargo space, increases in the prices charged by our suppliers, competition in the freight industry and our ability to maintain market share, material weaknesses within our internal controls, control by and dependence on our founder, liability for loss or damage to goods, the results of litigation, exposure to fines and penalties if our owner/operators are deemed to be employees, failure to comply with environmental, health and safety, and criminal laws and regulations and governmental permit and licensing requirements, laws and regulations that decrease our ability to change our charter and bylaws, the impact of goodwill impairments, the successful deployment of our global IT infrastructure, estimated expenses associated with stock option practices and other factors detailed in the company's Annual Reports on Form 10-K and other filings with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize (or the consequences of such a development worsen), or should underlying assumptions prove incorrect, actual outcomes may vary materially from those forecasted or expected. The company disclaims any intention or obligation to update publicly or revise such statements, whether as a result of new information, future events or otherwise.


A copy of the letter received from Mr. Crane and General Atlantic LLC is as follows:


                                                                  JAMES R. CRANE
                                                             15350 VICKERY DRIVE
                                                               HOUSTON, TX 77032

January 2, 2007

Board of Directors
EGL, Inc.
15350 Vickery Drive
Houston, TX 77032

Gentlemen:

         I, together with investment funds affiliated with General Atlantic LLC ("General Atlantic") am pleased to propose to acquire by merger for a purchase price of $36 in cash per share all of the outstanding Common Stock of EGL, Inc. (the "Company"). Our proposal would provide a substantial premium of 21% over Friday's closing price for all of the Company's public stockholders.

         I and members of the Company's senior management would participate in the proposed transaction by making a significant equity investment as well as continuing in our officer positions with the Company following the transaction. I would continue as Chairman and CEO following the transaction, and we also expect that the Company's key senior management team would remain in place. We clearly anticipate continuing to run the business in accordance with our current practice and maintaining the Company's valuable employee base, which we view as one of its most important assets.

         The transaction would be financed through a combination of equity from investment funds affiliated with General Atlantic and equity investments by myself and members of our senior management team and approximately $1.125 billion of debt financing to be arranged by senior lending sources. We have received "highly confident" letters from Bank of America Securities LLC, Goldman Sachs Credit Partners L.P. and Merrill Lynch, Pierce, Fenner & Smith Incorporated stating that they are highly confident of raising the $1.125 billion of debt financing necessary to complete the transaction. Copies of these letters are enclosed for your interest.

         We anticipate that you will establish a special committee of independent directors authorized to retain independent financial and legal advisors (the "Special Committee") to consider our proposal. To facilitate that

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review, we intend to provide shortly equity and debt commitment letters for amounts necessary to effect the transaction and a proposed merger agreement that we would be prepared to enter into. We are prepared to move very quickly to finalize the definitive transaction and related documents.

         We believe that we offer a high degree of closing certainty and that we are well positioned to negotiate and complete the transaction in an expedited manner. We are preparing a draft merger agreement that we will provide to you shortly. We do not anticipate that any regulatory approvals will be impediments to closing.

         Of course, no binding obligation on the part of the undersigned General Atlantic or the Company shall arise with respect to the proposal or any transaction unless or until a definitive merger agreement is satisfactory to all parties and recommended by the Special Committee and approved by the Board of Directors and is executed and delivered.

         Our entire team looks forward to working with the special committee and its legal and financial advisors to complete a transaction that is attractive to the Company's public shareholders. Should you have any questions, please contact us.

                                                     Sincerely,


                                                     ---------------------------
                                                     James R. Crane


GENERAL ATLANTIC LLC



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